UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April      , 2003
                        -----------

Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  X                 Form 40-F
           ---                           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   SIGNATURES



                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Desc, S.A. de C.V.
                                              ----------------------------------
                                                     (Registrant)



Date:    May 7, 2003                     By    /s/ Arturo D'Acosta Ruiz
                                              ----------------------------------
                                                     (Signature)
                                              Name:  Arturo D'Acosta Ruiz
                                              Title: Chief Financial Officer








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The following are included in this report on Form 6-K:

                                                                                                    Sequential
              Item                                                                                  Page Number
              ----                                                                                  -----------
    1.        English Translation of Summary of Resolutions Adopted at the Annual Ordinary               4
              and Extraordinary Shareholders' Meeting of Desc, S.A. De C.V.,

              held on April 28, 2003, as filed with the Mexican Stock Exchange and the
              National Banking and Securities Commission






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                                                                       EXHIBIT 1
                                                                       ---------



[Desc Logo]


     SUMMARY OF RESOLUTIONS ADOPTED BY THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V., HELD ON APRIL 28, 2003.


1. PRESENTATION OF THE REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 172 OF THE [MEXICAN] GENERAL CORPORATIONS LAW AND THE REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, REGARDING THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND RESOLUTIONS REGARDING SUCH REPORTS.

The Report referred to in the general provision of Article 172 of the General Law of Commercial Companies was deemed submitted, as was the Report of the Board of Directors Audit Committee, for the fiscal year from January 1 and December 31, 2002, which were available to the shareholders in advance of the meeting in accordance with the applicable provisions, together with the consolidated and unconsolidated Financial Statements of the Company and of the subsidiaries where the Company's investment exceeds 20% of its consolidated net worth, as well as those that contribute more than 10% to the total assets or profits of DESC, S.A. de C.V., duly audited by the external auditors.

2. RATIFICATION OF THE ACTIONS UNDERTAKEN BY THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES DURING SAID FISCAL YEAR.


Any and all of the actions taken by the Board of Directors of DESC, S.A. de C.V. and its Committees during the fiscal year ended December 31, 2002 were unanimously approved and ratified.

3. DISCUSSION, APPROVAL OR MODIFICATION, IF APPROPRIATE, OF THE FINANCIAL STATEMENTS OF THE CORPORATION AS OF DECEMBER 31, 2002, WITH THE PRIOR READING OF THE REPORT OF THE STATUTORY EXAMINER.

The consolidated and unconsolidated financial statements of the Company through December 31, 2002, were unanimously approved, consisting of the General Balance Sheet, the Profit and Loss Statement, the Shareholder Investment Statement, and the Statement of Changes in the Financial Situation of DESC, S.A. de C.V., with their Notes, audited by the company's external auditors, in the form that they were presented at the Shareholders' Meeting, upon prior reading of the Statutory Auditor's Report.



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
4. RESOLUTIONS ON THE APPLICATION OF RESULTS.

The net loss for the fiscal year, which is in the amount of $1,043,133,000.00 (one billion forty-three million one hundred thirty-three thousand and 00/100 pesos, Mexican currency), was applied against the Accumulated Profit Account.

5. ELECTION OR REELECTION, AS THE CASE MAY BE, OF THE MEMBERS OF THE BOARD OF DIRECTORS, AS WELL AS THE BOARD COMMITTEE MEMBERS, AND THE STATUTORY EXAMINERS.

a) Pursuant to Clause Twenty-Sixth of the bylaws, it was resolved that the Board of Directors will be comprised of 12 Directors, of which 7 Directors shall be elected by majority vote of the Series "A" shares represented at the Shareholders' Meeting; 4 Directors shall be elected by majority vote of the Series "B" shares represented at the Shareholders' Meeting; and 1 Director shall be elected by majority vote of the Series "C" shares represented at the Shareholders' Meeting.

b) By unanimous vote of those present, the following persons were elected members of the Board of Directors of DESC, S.A. de C.V., who being present or having had knowledge of their possible election, have given their acceptance of their appointments.

                               BOARD OF DIRECTORS

                              SERIES "A" DIRECTORS

FERNANDO SENDEROS MESTRE                            Patrimonial/ Related
ENEKO DE BELAUSTEGUIGOITIA AROCENA                  Patrimonial/ Independent
CARLOS GOMEZ Y GOMEZ                                Patrimonial/ Related
CARLOS GONZALEZ ZABALEGUI                           Independent
LUIS TELLEZ KUENZLER                                Related
ERNESTO VEGA VELASCO                                Independent
EMILIO MENDOZA SAEB                                 Related

                              SERIES "B" DIRECTORS


ALBERTO BAILLERES GONZALEZ                          Related
RUBEN AGUILAR MONTEVERDE                            Independent
FEDERICO FERNANDEZ SENDEROS                         Patrimonial/Related
VALENTIN DIEZ MORODO                                Independent
                               SERIES "C" DIRECTOR

PRUDENCIO LOPEZ MARTINEZ                            Independent

c) For purposes of the provisions of the Code of Better Corporate Practices, it was recorded that of the 12 Directors elected at the Shareholders' Meeting that the company to date has 3 Related Patrimonial Directors; 1 Independent Patrimonial Director; 6 Independent Directors; and 3 Related Directors, as


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described hereafter: Messrs. Fernando Senderos Mestre, Carlos Gomez y Gomez and
Federico Fernandez Senderos are Related Patrimonial Directors; Mr. Eneko de Belausteguigoitia Arocena is an Independent Patrimonial Director; Messrs. Ruben Aguilar Monteverde, Carlos Gonzalez Zabalegui, Valentin Diez Morodo, Prudencio Lopez Martinez and Ernesto Vega Velasco are Independent Directors; and Messrs. Alberto Bailleres Gonzalez, Luis Tellez Kuenzler and Emilio Mendoza Saeb, are Related Directors.

d) It was resolved that the Executive Committee be composed of 3 Directors, the Evaluation and Compensation Committee be composed of 3 Directors; the Audit Committee, by 4 Directors; and the Finance and Planning Committee, by 5 Directors.

e) The following Directors were appointed members to the Executive, Evaluation and Compensation, Audit, and Finance and Planning Committees:

EXECUTIVE COMMITTEE
FERNANDO SENDEROS MESTRE, CHAIRMAN
LUIS TELLEZ KUENZLER
FEDERICO FERNANDEZ SENDEROS

EVALUATION AND COMPENSATION COMMITTEE
ERNESTO VEGA VELASCO, CHAIRMAN
CARLOS GONZALEZ ZABALEGUI
VALENTIN DIEZ MORODO

AUDIT COMMITTEE
PRUDENCIO LOPEZ MARTINEZ,CHAIRMAN
RUBEN AGUILAR MONTEVERDE
ENEKO DE BELAUSTEGUIGOITIA AROCENA
ERNESTO VEGA VELASCO

FINANCE AND PLANNING COMMITTEE

FERNANDO SENDEROS MESTRE, CHAIRMAN
ENEKO DE BELAUSTEGUIGOITIA AROCENA
CARLOS GOMEZ Y GOMEZ
FEDERICO FERNANDEZ SENDEROS
ERNESTO VEGA VELASCO



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
f) Messrs. Jose Manuel Canal Hernando and Daniel del Barrio Burgos were, respectively, appointed to the offices of Statutory Examiner and Alternate Statutory Examiner.

6. RESOLUTION ON THE COMPENSATION TO THE DIRECTORS AND THE STATUTORY EXAMINERS.

It was resolved that the members of the Board of Directors, and the Statutory Auditors, whether or not Alternates, of DESC, S.A. de C.V., will receive a fee of $25,000.00 Mexican Currency (TWENTY-FIVE THOUSAND AND 00/100 PESOS, MEXICAN CURRENCY) for each Board of Directors Meeting that they attend, and for each meeting that they attend of the Evaluation and Compensation, Audit, and Finance and Planning Committees.

Further, the Committees were authorized to incur, as applicable, additional expenses on studies or work required to fulfill their functions, provided that any such expenses must be duly explained and approved by the Chairman of the Board of Directors.

The aforesaid remuneration and additional expenses shall be paid by charging the General Expense Account corresponding to the fiscal year when they are actually paid.

7. REPORT OF THE BOARD OF DIRECTORS, AS PROVIDED IN ARTICLE 60, SECTION III OF THE GENERAL RULES APPLICABLE TO SECURITIES' ISSUERS AND OTHER PARTICIPANTS OF THE SECURITIES MARKET ISSUED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

The Secretary of the Board of Directors reported that, in accordance with
Article 60, Section III of the General Provisions Applicable to Securities' Issuers and Other Participants in the Securities Market issued by the [Mexican] National Banking and Securities Commission, no repurchase operations of the Desc's shares were completed during fiscal year 2002.

8. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY INDUSTRIAS RESISTOL, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND INDUSTRIAS RESISTOL, S.A. DE C.V. THE MERGED COMPANY, AND RESOLUTIONS FOR IMPLEMENTATION OF THE MERGER.

The merger of DESC, S.A. de C.V. and INDUSTRIAS RESISTOL, S.A. de C.V. was approved, in accordance with the following bases:

a) In the merger, DESC, S.A. de C.V. has the character of surviving company and INDUSTRIAS RESISTOL, S.A. de C.V. that of merged company, with DESC, S.A. de C.V. therefore surviving the merger and INDUSTRIAS RESISTOL, S.A. de C.V. being extinguished.

b) The merger shall take full effect between the parties upon satisfaction of the condition precedent that DESC, S.A de C.V., directly or through its subsidiaries or affiliates, sign the final asset purchase agreement, pursuant to which DESC, S.A de C.V. would transfer its adhesive and water-proofing business,


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
which shall take place not later than December 31, 2003. Such effects between the parties shall commence precisely on the date when the condition is fulfilled.

As a consequence of the merger, from and after the date on which the condition precedent is met, INDUSTRIAS RESISTOL, S.A. de C.V. shall immediately transfer its complete assets to DESC, S.A. de C.V., who would absorb the assets of INDUSTRIAS RESISTOL, S.A. de C.V. without any limitation, with all goods, rights and other assets that correspond thereto until that date, and it would assume all its debts, obligations and other liabilities, also as of that date, and therefore DESC, S.A. de C.V. would be subrogated in all rights, actions and obligations that pertain to INDUSTRIAS RESISTOL, S.A. de C.V., and would replace it on all guaranties given or obligations contracted, based on contracts, covenants, licenses, permits, concessions and generally, acts or operations performed thereby, or those in which it has intervened, with all that in fact and in law corresponds thereto.

c) Pursuant to Article 224 of the General Law of Commercial Companies, the merger shall be effective with respect to third parties three months after its recording in the Public Registry of Commerce of the corporate domiciles of the companies involved in the merger, provided at that date, the condition precedent to which reference is made in the preceding section has been met.

d) Given that DESC, S.A. de C.V. is owner to date of 99.97% of the capital stock in INDUSTRIAS RESISTOL, S.A. de C.V., once the condition precedent is met, the capital stock of DESC, S.A. de C.V. shall be increased only in order to be able to deliver to the other shareholders of INDUSTRIAS RESISTOL, S.A. de C.V. (other than DESC, S.A. de C.V.), shares in DESC, S.A. de C.V., in proportion to their shareholdings.

By reason of the foregoing, the capital stock of DESC, S.A. de C.V. shall be increased, in its variable portion, by the amount of $413.17 Mexican currency (Four hundred thirteen and 17/100 pesos, Mexican currency), therefore issuing 31,782 common, registered outstanding Series "B" shares, without expression of par value, which shall be exchanged by the current shareholders in INDUSTRIAS RESISTOL, S.A. de C.V. (other than DESC, S.A. de C.V.), at five shares of INDUSTRIAS RESISTOL, S.A. de C.V. for one share of DESC, S.A. de C.V. having coupon 20 and the coupons that follow. Said shares shall remain on deposit, available to the shareholders in INDUSTRIAS RESISTOL, S.A. de C.V. (other than DESC, S.A. de C.V.), in the DESC, S.A. de C.V. secretary's office, located at Piso 30 of Calle de Paseo de los Tamarindos 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120 until said shareholders appear to perform the corresponding exchange.

e) The balance sheets of DESC, S.A. de C.V. and INDUSTRIAS RESISTOL, S.A. de C.V., both as of March 31, 2003, serve as the basis for the merger resolved.

f) Pursuant to Article 223 of the General Law of Commercial Companies, the balance sheets of DESC, S.A. de C.V. and INDUSTRIAS RESISTOL, S.A. de C.V. as of March 31, 2003, shall be published a single time in the Federal Official Gazette


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[Diario Oficial de la Federacion] as shall an extract of the Merger Agreement, signed by any of the special delegates designated by the Shareholders' Meeting.

g) The parties submit to the laws and courts for Mexico City, Federal District, for all matters relating to the interpretation and performance of the Merger Agreement, thereby waiving any forum that might correspond to them by reason of their present or future domiciles.

9. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF THE MERGER OF THE COMPANY AND ITS SUBSIDIARY INDUSTRIAS RUIZ GALINDO, S.A. DE C.V., WITH DESC, S.A. DE C.V. BEING THE SURVIVING ENTITY AND INDUSTRIAS RUIZ GALINDO, S.A. DE C.V. THE MERGED COMPANY, AND RESOLUTIONS FOR IMPLEMENTATION OF THE MERGER.

The merger of DESC, S.A. de C.V. and INDUSTRIAS RUIZ GALINDO, S.A. de C.V. was approved, in accordance with the following bases:

a) In the merger, DESC, S.A. de C.V. has the character of surviving company and INDUSTRIAS RUIZ GALINDO, S.A. de C.V. that of merged company, with DESC, S.A. de C.V. therefore surviving the merger and INDUSTRIAS RUIZ GALINDO, S.A. de C.V. being extinguished.

b) The merger shall take full effect between the parties from and after May 1, 2003. As a consequence of the merger, from and after May 1, 2003, INDUSTRIAS RUIZ GALINDO, S.A. de C.V. shall immediately transfer its entire patrimony to DESC, S.A. de C.V., which will absorb the assets of INDUSTRIAS RUIZ GALINDO, S.A. de C.V., including without limitation with all goods, rights, and other assets that correspond thereto until that date, and will assume all its debts, obligations and other liabilities, also as of that date, and thus DESC, S.A. de C.V. would be subrogated in all rights, actions and obligations that correspond to INDUSTRIAS RUIZ GALINDO, S.A. de C.V., and would replace it on all guaranties given or obligations contracted, derived from contracts, covenants, licenses, permits, concessions, and generally, acts or operations performed thereby, or in those in which it has participated, with all that in fact and in law pertain thereto.

c) Pursuant to Article 224 of the General Law of Commercial Companies, the merger shall be effective with respect to third parties three months after its recording in the Public Registry of Commerce for the corporate domiciles of the companies that are involved in the merger.

d) Since the other shareholders in INDUSTRIAS RUIZ GALINDO, S.A. de C.V., has stated it is not interested in participating in the capital stock of the surviving company, it has been paid the amount of $1.00 (One peso and 00/100, Mexican currency), as reimbursement for shares owned thereby in INDUSTRIAS RUIZ GALINDO, S.A. de C.V.

As a consequence of the payment referred to in the preceding paragraph, and since DESC, S.A. de C.V. is the owner of the remaining 99.99% of the capital


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stock in INDUSTRIAS RUIZ GALINDO, S.A. de C.V., DESC, S.A. de C.V. would not increase its capital stock by reason of the merger.

e) The balance sheets of DESC, S.A. de C.V. and INDUSTRIAS RUIZ GALINDO, S.A. de C.V., both as of March 31, 2003, serve as base for the merger resolved.

f) Pursuant to Article 223 of the General Law of Commercial Companies, the balance sheets as of March 31, 2003 of DESC, S.A. de C.V. and INDUSTRIAS RUIZ GALINDO, S.A. de C.V. shall be published a single time in the Federal Official Gazette [Diario Oficial de la Federacion] as shall an extract of the Merger Agreement, signed by any of the special delegates designated by the Shareholders' Meeting.

g) The parties submit to the laws and courts for Mexico City, Federal District, for all matters relating to the interpretation and performance of the Merger Agreement, thereby waiving any forum that might correspond to them by reason of their present or future domiciles.


10. PROPOSAL AND APPROVAL, IF APPROPRIATE, OF A RESOLUTION TO AMEND THE BY-LAWS OF THE CORPORATION, TO COMPLY PRIMARILY WITH THE GENERAL RULES APPLICABLE TO SECURITIES' ISSUERS AND OTHER PARTICIPANTS OF THE SECURITIES MARKET, AND RESOLUTIONS FOR ITS IMPLEMENTATION.

It was unanimously resolved to amend Clauses Third, Ninth, Tenth, Tenth Bis, Thirteenth, Thirty-First, Thirty-Third, and Forty-First Bis, of the Corporate Bylaws, to be set forth as follows, in order primarily to adjust them to the General Provisions Applicable to Securities' Issuers and Other Participants in the Securities Market.

11. DESIGNATION OF DEPUTIES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

Messrs. Fernando Senderos Mestre, Luis Tellez Kuenzler, Ernesto Vega Velasco, Arturo D'Acosta Ruiz, Ramon F. Estrada Rivero and Fabiola G. Quezada Nieto were named as Delegates of this Shareholders' Meeting in order that, jointly or severally, they carry out the acts necessary to formalize and give compliance to the resolutions adopted by this Shareholders' Meeting, and process the formalization before a Notary Public of these minutes in relevant part, signing the relevant instrument, and process themselves or through a third party, their recording with the Public Registry of Commerce.

12. READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

These minutes were approved in all their terms, which were prepared and read by the Secretary. The Chairman, the Secretary and the Statutory Examiner are authorized to sign them for the record.



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